TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

OFFICES OF BAKER & MCKENZIE

EUROPE MIDDLE EAST

AMSTERDAM ANTWERP BAHRAIN BARCELONA BERLIN BOLOGNA BRUSSELS BUDAPEST CAIRO DÜSSELDORF FRANKFURT GENEVA KYIV LONDON MADRID MILAN MOSCOW MUNICH PARIS PRAGUE RIYADH ROME ST.PETERSBURG STOCKHOLM VIENNA WARSAW ZÜRICH

ASIA PACIFIC

ALMATY BAKU BANGKOK BEIJING HANOI HO CHI MINH CITY HONG KONG MANILA MELBOURNE SHANGHAI SINGAPORE SYDNEY TAIPEI TOKYO

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN

(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)

TEL:(81-3)5157-2700 FAX:(81-3)5157-2900

NORTH AND SOUTH AMERICA

BOGOTÁ BRASILIA BUENOS AIRES CALGARY CARACAS CHICAGO DALLAS GUADALAJARA HOUSTON JUÁREZ MÉXICO CITY MIAMI MONTERREY NEW YORK PALO ALTO PORTO ALEGRE RIO DE JANEIRO SAN DIEGO SAN FRANCISCO SANTIAGO SÃO PAULO TIJUANA TORONTO VALENCIA WASHINGTON,D.C.



03029675

FILE NO. 82-3311

August 6, 2003

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Issuance of New Share Subscription Rights (dated July 31, 2003)
- Press Release of Consolidated Operating Results - For the First Quarter ended June 30, 2003 - (dated July 31, 2003)
- Annual Report 2003 - For the year ended March 31, 2003 -

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

(Translation)

FILE NO. 82-3311

July 31, 2003

Dear Sirs,

Name of Company: Shiseido Company, Limited
Name of Representative: Morio Ikeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Masato Hashikawa
General Manager of Investor
Relations Division
(Tel: 03-3572-5111)

Notice of Issuance of New Share Subscription Rights

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would issue new share subscription rights as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, as well as the resolution adopted at its 103rd Ordinary General Meeting of Shareholders (on June 27, 2003), as described below:

Description

1. Reason for the issuance of new share subscription rights:

To afford incentives to and raise the morale of the Directors and Corporate Officers of the Company to contribute to achieving much improved results and thus to increase the market value of the whole Shiseido Group, the Company intends to issue new share subscription rights as stock options.

2. Outline of the issuance of new share subscription rights:

(1) Qualified grantees of new share subscription rights:

32 Directors and Corporate Officers of the Company.

(2) Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

878,000 shares of common stock of the Company.

Provided, however, that in the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the new share subscription rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

(3) Total number of new share subscription rights to be issued:

878 rights (Number of shares to be issued or transferred for each new share subscription right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item 2 above, adjustment shall be made similarly to the number of shares to be issued or transferred for each new share subscription right.

(4) Issue price of a new share subscription right:

Free of charge.

(5) Date of issue:

July 31, 2003

(6) Amount to be paid in upon exercise of a new share subscription right:

A paid-in amount per share to be issued or transferred upon exercise of each new share subscription right shall be ¥1,287.

The said paid-in amount is an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions were not validly made) prior to the day immediately preceding the issue date of the new share subscription right, with any fraction of one yen rounded upward to the nearest one yen.

In the event that the Company divides or consolidates its shares after the issuance of the new share subscription rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of new share subscription rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(7) New share subscription right exercise period:

From July 1, 2005 to June 26, 2013

(8) Terms and conditions of the exercise of new share subscription rights:

a. Any grantee of new share subscription rights shall remain in office as director, corporate officer or employee of the Company or its related group companies when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

b. If any grantee of new share subscription rights dies prior to the expiration of the new share subscription right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

c. Any other term and condition shall be governed by a "contract of granting new share subscription rights" to be entered into between the Company and the relevant grantee of new share subscription rights according to the resolution to be adopted at a meeting of the Board of Directors for the issuance of the new share subscription rights.

(9) Events and conditions to cancel new share subscription rights:

a. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration.

b. In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights as he/she leaves office as director, corporate officer or employee of the Company or its related group companies before he/she does so, the Company may cancel his/her new share subscription rights without consideration.

c. In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights during the new share subscription right exercise period stipulated in a "contract of granting new share subscription rights", the Company may cancel his/her new share subscription rights without consideration.

(10) Capitalization of the portion of the issue price of each share to be issued upon exercise of new share subscription rights:

¥644 per share (provided, however, that no capitalization shall be made in case of transfer of shares of treasury stock of the Company upon exercise of new share subscription rights).

(11) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

(12) Number of qualified grantees of new share subscription rights and the breakdown thereof:

Directors of the Company	7	287 rights	(287,000 shares)
Corporate Officers of the Company	25	591 rights	(591,000 shares)
Total	32	878 rights	(878,000 shares)

[For reference]

1. The date of resolution of the Board of Directors for the submission of the proposition to the Ordinary General Meeting of Shareholders: May 7, 2003

2. The date of resolution of the Ordinary General Meeting of Shareholders: June 27, 2003

The stock option plans of the Company during the business year (from April 1, 2003 to March 31, 2004) are classified in two broad categories: one for the officers (Directors and Corporate Officers) of the Company and the other for the directors, corporate officers and the employees of the Company and its related group companies. The purposes of the respective stock option plans are described below:

(1) Stock option plan for the officers of the Company:

Long-term incentive type stock option plan that links an increase of shareholder value on a long-term basis with compensation, placing emphasis on sharing interests with its shareholders, under which the new share subscription rights will be issued as notified hereby.

(2) Stock option plan for the directors, corporate officers and employees of the Company and its related group companies:

Stock option plan as rewards for individual performances of individuals and teams of the Company and its related group companies that substantially contribute to consolidated results, to inspire can-do spirits of and afford incentives to employees.

- END -

FILE No. 82-3311

Press Release of Consolidated Operating Results

For the First Quarter ended June 30, 2003

July 31, 2003

Shiseido Company, Ltd.

Listing: Tokyo Stock Exchange, First Section
Code Number: 4911
(URL http://www.shiseido.co.jp/e/)
Representative: Morio Ikeda (Mr.), President/ CEO & Representative Director
Personnel to contact: Masato Hashikawa (Mr.), General Manager of Investor Relations Department
Telephone: +81-3-3572-5111

1) Notes to Accounting Policy of Consolidated Net Sates

Difference compared with most recent fiscal year: None

2) Consolidated Operating Results for the First Quarter ended June 30, 2003 (From April 1, 2003 to June 30, 2003)

(1) Results of Consolidated Net Sales
(Amounts under one million yen have been rounded down.)

	Millions of Yen	Ratio of increase (decrease) over the preceding year
For the First Quarter ended June 30, 2003	141,753	—
For the First Quarter ended June 30, 2002	—	
For the Fiscal Year ended March 31, 2003	621,250	

(Note) The consolidated net sales for the first quarter ended June 30,2002 and the percentage of fluctuation between the first quarter ended June 30, 2003 and 2002 are not disclosed since quarterly consolidated operating results have been disclosed from the first quarter ended June 30, 2003.

A Supplementary Explanation Regarding Net Sales

Business conditions surrounding the Company for the first quarter ended June 30, 2003 remained severe. Deflation-led recession continued in Japan, whereas the war in Iraq and the outbreak of severe acute respiratory syndrome (SARS), in addition to the slowdown in the U.S. and European economies, affected the overseas business activities.

Under these circumstances, the Company has aimed to achieve sales volume in the domestic cosmetics business by invigorating sales activities through acceleration of the structural reforms focusing on the sales counter and by concentrating investments on the core mainstay lines, defined in the reorganized brand portfolio. In the toiletry business, value-oriented marketing activities were implemented in order to achieve the No.1 status in each category and thus gain proceeds.

In the overseas markets, emphasizing Asia, particularly China where remarkable growth can be seen, active efforts to increase sales were made, including launches of new items.

As a result of these efforts, net sales for the first quarter ended June 30, 2003 were ¥141.753 billion.

(2) Events materially affecting our results of operations and financial position for the first quarter ended June 30, 2003: None

3) The Forecast of Consolidated Operating Results for the Fiscal Year ending March 31, 2004 (From April 1, 2003 to March 31, 2004)

No change is being made in our forecast for consolidated operating results.